UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Sevcon, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

81783K108

(CUSIP Number)

Ryan Morris

Meson Capital Partners LLC

One Sansome Street, Suite 1895

San Francisco, CA 94104

(415) 758-0365

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 6, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81783K108	13D	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meson Capital LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 198,868
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 198,868

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 198,868
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 81783K108	13D	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meson Constructive Capital LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 921,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 921,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 921,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%
14.	TYPE OF REPORTING PERSON (see instructions) IA, OO

CUSIP No. 81783K108	13D	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meson Capital Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 1,119,868
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,119,868

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,119,868
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6%
14.	TYPE OF REPORTING PERSON (see instructions) IA, OO

CUSIP No. 81783K108	13D	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ryan Morris
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 12,614
	8.	SHARED VOTING POWER 1,132,482
	9.	SOLE DISPOSITIVE POWER 12,614
	10.	SHARED DISPOSITIVE POWER 1,132,482

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,132,482
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14.	TYPE OF REPORTING PERSON (see instructions) IN, HC

CUSIP No. 81783K108	13D	Page 6 of 11 Pages

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

 Item 1.  Security and Issuer.

The title of the class of equity security to which this statement on Schedule 13D relates is the Common Stock, par value $0.01 per share (the “Shares”) of Sevcon, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 155 Northboro Road, Southborough, Massachusetts 01772.

Item 2.  Identity and Background.

(a), (f) This Schedule 13D is being filed by Meson Capital LP, a New York limited partnership (“MC”), Meson Constructive Capital LP, a Delaware limited partnership (“MCC”), Meson Capital Partners LLC, a Delaware limited liability company (“Meson”) and Ryan Morris, a Canadian citizen. MC, MCC, Meson and Mr. Morris are each a “Reporting Person” and are collectively referred to herein as the “Reporting Persons”. MC and MCC (the “Funds”) are private investment funds; Meson is the general partner and investment adviser to the Funds; Mr. Morris is the Managing Member of Meson. Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The principal business address for each of the Reporting Persons is One Sansome Street, Suite 1895, San Francisco, California 94104.

(c) The principal business of MC and MCC is investing in securities. The principal business of Meson is serving as the investment adviser and general partner of MC, MCC and other private investment funds. The principal occupation of Mr. Morris is serving as the Managing Member and sole owner of Meson.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The Shares purchased by each of MC and MCC were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). MC purchased 55,000 Shares at a price of $9.12 per unit in a private placement on July 6, 2016. The private placement included .5 warrants for each Share purchased, therefore, the purchase included 27,500 warrants. In the same private placement on July 6, 2016, MCC purchased 614,000 Shares at a price of $9.12 per unit. The private placement included .5 warrants for each Share purchased, therefore, the purchase included 307,000 warrants. Each warrant entitles the holder to purchase one additional Share in the next 5 years at $10.00 per Share.

CUSIP No. 81783K108	13D	Page 7 of 11 Pages

Item 4.  Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Issuer is an entity that satisfies the Funds’ investment criteria and the Shares represented an attractive investment opportunity. The Reporting Persons seek to nominate new members to the Issuer’s board of directors (the “Board”) and to propose other changes to the Board and/or the Issuer’s management to enhance the long-term profitability of the Issuer.

Each Reporting Person may at any time and from time to time, in the open market, private transactions or otherwise, acquire additional securities of the Issuer, including additional Shares, or dispose of all or a portion of the securities of the Issuer including the Shares that the Reporting Persons now own or may hereafter acquire. No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons reserve the right to change their intentions and may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP No. 81783K108	13D	Page 8 of 11 Pages

Item 5.  Interest in Securities of the Issuer.

(a)          The aggregate percentage of Shares reported owned by each person named herein is based upon 5,700,950 Shares outstanding. This latter number of Shares is arrived at by adding the number of Shares reported as being outstanding by the Issuer as of July 11, 2016 to the number of Shares which would be receivable by the Reporting Persons if they were to convert all of the Issuer’s Series A Convertible Preferred Stock held by them into common stock (the Shares). The 5,700,950 Shares outstanding used to calculate the Reporting Persons’ ownership assumes no other shareholder converts their preferred stock to common.

As of the close of business on the date hereof, MC beneficially owned 198,868 Shares, constituting approximately 3.5% of the Shares outstanding. In calculating MC’s ownership percentage, Shares which are subject to options, warrants, call agreements and other rights to purchase, exercisable within 60 days, have been treated as outstanding Shares. The Shares beneficially owned by MC consist of: (i) 148,771 Shares held by MC; (ii) warrants held by MC to acquire 27,500 Shares at a price of $10.00 per Share at any time on or before July 8, 2021; and (iii) 7,699 shares of Series A Convertible Preferred Stock convertible into 23,097 Shares.

As of the close of business on the date hereof, MCC beneficially owned 921,000 Shares, constituting approximately 16.2% of the Shares outstanding.  In calculating MCC’s ownership percentage, Shares which are subject to options, warrants, call agreements and other rights to purchase, exercisable within 60 days, have been treated as outstanding Shares. The Shares beneficially owned by MCC consist of: (i) 614,000 Shares held by MCC; and (ii) warrants held by MCC to acquire 307,000 Shares at a price of $10.00 per Share at any time on or before July 8, 2021.

Meson, as the investment adviser and general partner of MC and MCC, may be deemed to beneficially own the 1,119,868 Shares owned in the aggregate by MC and MCC, constituting approximately 19.6% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Morris beneficially owned 12,614 Shares, constituting approximately 0.2% of the Shares outstanding. The Shares beneficially owned by Mr. Morris include 338 shares of Series A Convertible Preferred Stock convertible into 1,014 Shares. Mr. Morris, as the Managing Member of Meson, may be deemed to beneficially own the 1,119,868 Shares owned in the aggregate by MC and MCC, constituting approximately 19.6% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(b)          Each of MC, MCC, Meson and Mr. Morris have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by MC.

Each of MC, MCC, Meson and Mr. Morris have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by MCC.

Mr. Morris has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by Mr. Morris.

CUSIP No. 81783K108	13D	Page 9 of 11 Pages

(c)          On July 6, 2016, MC, MCC and the Company entered into that certain Securities Purchase Agreement, pursuant to which (1) the Company agreed to sell and MC agreed to buy 55,000 Shares and warrants to purchase 27,500 Shares; and (2) the Company agreed to sell and MCC agreed to buy 614,000 Shares and warrants to purchase 307,000 Shares. Each warrant entitles the purchaser to purchase one Share at a price of $10.00 per Share.

Other than as set forth above, the Reporting Persons have not effected any transactions in the Shares during the past sixty days.

(d)          No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)          Not applicable.

CUSIP No. 81783K108	13D	Page 10 of 11 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On July 15, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

99.1	Joint Filing Agreement, dated July 15, 2016.

CUSIP No. 81783K108	13D	Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2016

MESON CAPITAL LP

By: Meson Capital Partners LLC, its General Partner

/s/ Ryan Morris
Ryan Morris
Managing Member

MESON CONSTRUCTIVE CAPITAL LP

By: Meson Capital Partners LLC, its General Partner

/s/ Ryan Morris
Ryan Morris
Managing Member

MESON CAPITAL PARTNERS LLC

/s/ Ryan Morris
Ryan Morris
Managing Member

RYAN MORRIS

/s/ Ryan Morris